Filed Pursuant to Rule 433

Registration Statement No. 333-275853

January 30, 2025

Final Term Sheet

$500,000,000 4.550% Notes due 2027

$700,000,000 4.700% Notes due 2028

$800,000,000 4.850% Notes due 2030

$1,000,000,000 5.200% Notes due 2035

Issuer:	Stryker Corporation

	2027 Notes	2028 Notes	2030 Notes	2035 Notes
Security Type:	4.550% Notes due 2027	4.700% Notes due 2028	4.850% Notes due 2030	5.200% Notes due 2035
Principal Amount:	$500,000,000	$700,000,000	$800,000,000	$1,000,000,000
Maturity Date:	February 10, 2027	February 10, 2028	February 10, 2030	February 10, 2035
Interest Payment Dates:	Each February 10 and August 10, commencing August 10, 2025	Each February 10 and August 10, commencing August 10, 2025	Each February 10 and August 10, commencing August 10, 2025	Each February 10 and August 10, commencing August 10, 2025
Coupon (Interest Rate):	4.550% per year	4.700% per year	4.850% per year	5.200% per year
Price to Public:	99.917% of the Principal Amount	99.934% of the Principal Amount	99.824% of the Principal Amount	99.722% of the Principal Amount
Benchmark Treasury:	4.250% due December 31, 2026	4.250% due January 15, 2028	4.375% due December 31, 2029	4.250% due November 15, 2034
Spread to Benchmark Treasury:	T+38 bps	T+48 bps	T+58 bps	T+73 bps
Benchmark Treasury Yield:	4.214%	4.244%	4.310%	4.506%
Yield to Maturity:	4.594%	4.724%	4.890%	5.236%
Optional Redemption Provisions:
Make-Whole Call:	Prior to February 10, 2027, T+10 bps	Prior to January 10, 2028, T+10 bps	Prior to January 10, 2030, T+10 bps	Prior to November 10, 2034, T+15 bps
Par Call:		On or after January 10, 2028, at par	On or after January 10, 2030, at par	On or after November 10, 2034, at par
CUSIP / ISIN:	863667 BJ9 / US863667BJ94	863667 BK6 / US863667BK67	863667 BL4 / US863667BL41	863667 BM2 / US863667BM24

Special Mandatory Redemption:	In the event that (i) the Issuer does not satisfy the minimum tender and other conditions in the Merger Agreement and does not consummate the Inari Tender Offer on or prior to the Special Mandatory Redemption End Date, or (ii) at any time prior to the Special Mandatory Redemption End Date, the Issuer notifies the trustee in writing that the Merger Agreement has been terminated, the Issuer will be required to redeem the 2030 Notes and the 2035 Notes (but not the 2027 Notes or the 2028 Notes) in whole and not in part for cash at a Special Mandatory Redemption Price equal to 101% of the aggregate principal amount of the 2030 Notes and the 2035 Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The 2027 Notes and the 2028 Notes will not be subject to the special mandatory redemption and will remain outstanding (unless otherwise redeemed) even if the Inari Tender Offer is not consummated on or prior to the Special Mandatory Redemption End Date. Capitalized terms used but not defined here shall have the meaning assigned to them in the preliminary prospectus supplement.

Expected Ratings* (Moody’s/S&P):	Baa1 (Positive) / BBB+ (Stable)

Trade Date:	January 30, 2025

Settlement Date**:	February 10, 2025 (T+7)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. BNP Paribas Securities Corp. Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1- 800-831-9146, Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.